SO 4/4/03

03014919

SECURI[...] [...]MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48957

SEC MAIL PROCESSING SECTION RECEIVED MAR 3 1 2003 WASH, D.C. 155

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alexander Capital, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue
(No. and Street)

New York, New York 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicolas Bornozis 212-867-6699
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tamas B Revai, Certified Public Accountant
(Name — *if individual, state last, first, middle name*)

48 West 48th Street New York, NY 10036 Suite1206B
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicolas Bornozis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alexander Capital, L.P., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

GEORGIA VERVENIOTIS
Notary Public, State of New York
No. 01VE5019630
Qualified in New York County
Commission Expires Oct. 25, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAMAS B. REVAI
Certified Public Accountant
Certified Valuation Analyst

6812 Fort Hamilton Park way
Brooklyn, NY 11219
(718) 833-0982 Fax (718) 833-3658
e-mail: revai@usa.net

REPORT OF INDEPENDENT ACCOUNTANT

Alexander Capital, L.P.
230 Park Avenue
New York, N.Y. 10022

We have audited the accompanying balance sheet of Alexander Capital, L.P. as of December 31, 2002 and the related statements of income, retained earnings, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of Alexander Capital, L.P. as of December 31, 2001. We are including those statements for comparison purposes only.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alexander Capital, L.P. as of December 31, 2002 and the result of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tamas B. Revai, C.P.A.
March 26, 2003

ALEXANDER CAPITAL, L.P.
STATEMENT OF FINANCIAL CONDITIONS
as of
December 31,

ASSETS

	2002	2001
Current Assets		
Cash and Cash Equivalents	$ 16,477	$ 7,772
Clearing Broker Deposits	-0-	52,087
Prepaid Expenses	-0-	228
Loan Receivable	1,225	725
Total Current Assets	**$ 17,702**	**$ 60,812**
Furniture and Equipment (net of accumulated depreciation of $2,240)	-0-	1,741
Total Assets	**$ 17,702**	**$ 62,553**

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
Liabilities and Partner' Capital		
Accrued Expenses	$ 158	$ -0-
Due to Partner	-0-	25,000
Total Liabilities	**$ 158**	**$ 25,000**
Partners' Capital		
Partners' Capital	$ 17,544	$ 37,553
Total Partners' Capital	**$ 17,544**	**$ 37,553**
Total Liabilities and Partners' Capital	**$ 17,702**	**$ 62,553**

The accompanying notes are an integral part of the financial statements.

Tamas B. Revai, C.P.A.

ALEXANDER CAPITAL, L.P.
CHANGES IN PARTNERS CAPITAL
as of
December 31,

	2002	2001
Partners Capital at January 1,	$ 37,553	$ 99,611
Net (Loss)	(20,009)	(6,352)
Distribution	-0-	(55,706)
Partners Capital at December 31,	**$ 17,544**	**$ 37,553**

The accompanying notes are an integral part of the financial statements.

Tamas B. Revai, C.P.A.

ALEXANDER CAPITAL, L.P.
STATEMENT OF INCOME
For the Years Ended December 31,

	2002	2001
Revenues:		
Commissions	$ 178	$ 17,465
Interest	5	1,071
Total Revenues	**$ 183**	**$ 18,536**
Expenses:		
Clearing and execution fees	$ 707	$ 4,131
Professional and Consulting Fees	4,600	5,900
Insurance	770	274
Office and Administration Expenses	6,687	7,555
Dues and Fees	1,534	1,566
Telephone	2,240	2,585
Bank Charges	412	181
Interest	1,500	2,000
Depreciation	488	696
Total Expenses	**$ 18,938**	**$ 24,888**
Net (Loss) from operation	**$(18,755)**	**$(6,352)**
Loss on Disposal of Fixed Assets	(1,254)	-0-
Net (Loss)	**$(20,009)**	**$ (6,352)**

The accompanying notes are an integral part of the financial statements.

Tamas B. Revai, C.P.A.

ALEXANDER CAPITAL, L.P.
STATEMENT OF CASH FLOWS
For the Year Ended
December 31,

	2002	2001
Cash flows from operating activities:		
Net (Loss)	$ (20,009)	$ (6,352)
Adjustments to reconcile (net loss) to net cash provided by (used in) operating activities:		
Depreciation	488	696
Loss on Disposal Fixed Asset	1,253	-0-
Changes in Current Assets and Current Liabilities:		
Decrease in Clearing Broker Deposit	52,087	1,012
Decrease in Due From Clearing Broker	-0-	1,680
Decrease in Prepaid Expenses	228	-0-
Increase in Loans Receivable	(500)	-0-
Increase (Decrease) in Accrued Expenses	158	(2,206)
Net cash provided by (used in) operating activities	**$ 33,705**	**$ (5,170)**
Cash flows (used in) financing activities:		
Decrease in Due to Partners	$ (25,000)	$ -0-
Distribution to Partners	-0-	(55,706)
Total cash (used in) financing activities	**$(25,000)**	**$(55,706)**
Increase (Decrease) in Cash	**$ 8,705**	**$(60,876)**
Cash - Beginning of year	7,772	68,648
Cash - End of Year	**$ 16,477**	**$ 7,772**

The accompanying notes are an integral part of the financial statements.

Tamas B. Revai, C.P.A

ALEXANDER CAPITAL, L.P.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

Organization:

Alexander Capital, L.P. (Company) is registered as a broker-dealer of securities. The Company operates on a fully disclosed basis through a clearing broker. Commission income and related expenses are recorded on a settlement date basis. Most of its income is derived from commissions

The company is exempt from rule 15C3-3 of the Securities and Exchange Commission under 17CFR 240.15c3-3(k) (2) (ii)

Summary of Significant Accounting Policies:

Cash Equivalents

The Company considers securities with maturity of three months or less, when purchased to be cash equivalents.

Use of Estimates:

Management of the Partnership uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

Deposits with Clearing Brokers:

The Company as an introducing broker is required under the terms of its fully disclosed clearing agreement with its clearing broker to maintain collateral accounts during the term of the agreement. The Company discontinued clearing in October 2002 and the clearing broker returned the deposit. Presently the Company is making arrangements with another clearing broker. See note on Subsequent Events.

Liabilities Subordinated to Claims of General Creditors:

At December 31, 2002 and 2001 the Company had no liabilities subordinated to claims of General creditors.

Net Capital Required:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rules of NASD, also provides that equity capital may not be withdrawn or cash dividends paid if, the resulting net capital ratio would exceed 10 to 1.

At December 31, 2002 the Partnership had net capital of $16,319, which was $11,319 in excess of its required net capital of $5,000. The Partnerships' net capital ratio was .01 TO1.00.

Tamas B. Revai, C.P.A

ALEXANDER CAPITAL, L.P.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

Due to Partner:
The Company has borrowed $25,000 from the limited partner, Nicolas Bornozis. The loan bears interest at 8 percent per annum. The loan was repaid on October 21, 2002. Interest expenses on the loan were $1,500 and 2,000 in the year ended December 31, 2002 and 2001 respectively.

Subsequent Events:

On January 15, 2003 Allen Boxer acquired 20 percent of the Company with an option to buy the remaining 80 percent of the Company. The sale of the 80 percent of the Company is subject to NASD approval. As of March 26, 2003 the NASD did not notify the parties of the sale on its decision.

Tamas B. Revai, C.P.A.

INDEPENDEDT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY SEC RULE 17a – 5

TO THE PARTNERS OF
ALEXANDER CAPITAL, L.P.

We have audited the financial statements of Alexander Capital, L.P. as of and for the year ended December 31, 2002 and have issued our report thereon dated March 26, 2003. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commssion. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
March 26, 2003

Tamas B. Revai, C.P.A.

SCHEDULE I

ALEXANDER CAPITAL, L.P.

BASIC NET CAPITAL REQUIREMENT

UNDER RULE 15C-1 OF THE SECURITIES AND EXCHANGE COMMISSION

as of

December 31,

	2002	2001
Net Capital:		
Total partners' capital, qualified for net capital	$ 17,544	$ 37,553
Add: Liabilities subordinated to claims of general creditors, allowable in computation of net capital	-0-	-0-
Total Capital and allowable subordinated liabilities	$ 17,544	$ 37,553
Less: Non-allowable Assets		
Prepaid Expenses	-0-	(228)
Other Receivables	(1,225)	(725)
Fixed Assets	-0-	(1,741)
Net Capital	**$ 16,319**	**$ 34,859**
Aggregate Indebtedness:		
Due to Partner	-0-	$ 25,000
Accrued Expenses and Taxes	158	-0-
Total Aggregate Indebtedness	$ 158	$ 25,000
Computation of Basic Net Capital Requirements:		
Minimum Capital Required	$ 11	$ 1,667
Minimum dollar Net Capital Requirement	**$ 5,000**	**$ 5,000**
Excess Net Capital	**$ 11,319**	**$ 29,859**
Excess Net Capital at 1000%	$ 16,303	$ 32,359
Ratio: Aggregate Indebtedness to Net Capital	.01 to 1.00	.72 to 1.00
Percentage Debt to Debt/Equity	N/A	N/A

The accompanying notes are an integral part of the financial statements.

Tamas B. Revai, C.P.A.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROLL REQUIRED BY SEC RULE 17a-5

ALEXANDER CAPITAL, L.P.

In planning and performing our audit of the consolidated financial statements of Alexander Capital, L.P. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Alexander Capital, L.P., that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) conducting the daily business and keeping records as required by rule 15c3-1(a)(2)(vi).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act pf 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROLL REQUIRED BY SEC RULE 17a-5

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

Tamas B. Revai, C.P.A.

ALEXANDER CAPITAL L.P.
RECONCILIATION OF DIFFERENCES BETWEEN THE AMOUNTS REPORTED FOR THE QUARTER ENDED DECEMBER 31, 2002 and FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002

Net Capital, as reported in Company's FOCUS REPORT at December 31, 2002	$ 16,477
Audit adjustment:	
Accrued Insurance Expenses	(158)
Net Capital	**$ 16,319**

Tamas B. Revai, C.P.A.